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                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

                         HARVEST ENERGY TRUST ANNOUNCES
                         OCTOBER 17TH, 2005 DISTRIBUTION


CALGARY, SEPTEMBER 13, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.35 per trust unit will be paid on October 17th, 2005 to unitholders of record on September 23rd, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on September 21st, 2005. This distribution amount represents Distributable Cash earned in the month of September 2005.

Registered unitholders resident in Canada who wish to participate in Harvest's Premium Distribution(TM), Distribution Reinvestment or Optional Trust Unit Purchase Plan (the "Plan") must fax or otherwise deliver their properly completed and signed enrolment forms to Valiant Trust Company at the fax number or address specified in the enrolment forms by 3:00 p.m. (Calgary time) on Wednesday, September 22nd, 2005. Canadian beneficial unitholders (i.e., owners of trust units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution or other nominee through which their Harvest trust units are held to inquire about the applicable enrolment deadline and to request enrolment in the Plan. Unitholders previously enrolled in the Plan will automatically continue to participate.

Harvest Energy Trust is a Calgary based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information, including details describing the Plan discussed above.


INVESTOR & MEDIA CONTACTS:
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          JACOB ROORDA
           President
                                      CORPORATE HEAD OFFICE:
---------------------------------     Harvest Energy Trust
                                      2100, 330 - 5th Avenue S.W.
           DAVID RAIN                 Calgary, AB   Canada   T2P 0L4
      Vice President & CFO
                                      PHONE:     (403) 265-1178
---------------------------------     TOLL FREE: (866) 666-1178
                                      Fax:       (403) 265-3490
           CINDY GRAY                 EMAIL:     information@harvestenergy.ca
      Investor Relations &            WEBSITE:   www.harvestenergy.ca
     Communications Advisor
     gray@harvestenergy.ca
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